

November 9, 2011

Via E-mail
Francis Manzo, President
Drewrys Brewing Company
5402 Brittany Drive
McHenry, IL 60050

> **Re:** **Drewrys Brewing Company**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 28, 2011**
> **File No. 333-173309**

Dear Mr. Manzo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 8

1. We note the new disclosure in the fourth risk factor that you will be unable to produce or market beer product if you raise less than $75,000 in the offering. This disclosure does not appear consistent with the use of proceeds and plan of operation disclosures, which refer to scaled back operations. Please revise as appropriate.

Use of Proceeds, page 15

2. We note your statement in the last paragraph of page 16 that the "additional capital will be allocated towards making the required deposits to the contract brewer for actual beer product . . . ." It appears that you have also allocated funds to the production of "actual liquid beer product" under Production/Inventory/Supplies on page 17. Please revise to

clarify your anticipated use of the proceeds allocated to the Drewrys Brand Packaging Development line item.

Business, page 20

3. We partially reissue comment 10 of our letter dated September 28, 2011. Please revise to disclose the principal terms of the agreements, if any, under which Aventura Beverages, Inc., Holihan/Van Houten, Inc. or any other entity transferred the Drewrys and Holihan trademarks to the company. In this regard, we note that such trademarks appear to be registered in the names of entities that you state are wholly owned by Mr. Manzo, but the related Bills of Sale are between Mr. Manzo and the company (i.e., not between the wholly owned entities and the company). Please also file those agreements, if any, as exhibits to the registration statement.

4. If true, please disclose that the company does not have agreements with the prior owners of the three beer brands that you intend to manufacture. Also, please disclose whether and why you can implement your business plans without agreements with those parties.

Industry Overview, page 22
Domestic Beer Market, page 22

5. We reissue comment 11 of our letter dated September 28, 2011. We are unable to locate a substantive response to our comment. In this regard, we continue to note your statement in the first sentence of this section that "177 million bbl. is therefore the approximate equivalent to 58.5 billion 12 oz. bottles of beer." It is unclear what the relevance of this sentence is to your overall disclosure. Please revise to clarify or advise.

Patents and Trademarks, page 23

6. We reissue comment 14 of our letter dated September 28, 2011. Please clearly disclose in this section under what names the trademarks are currently registered and the material implications, if any, of such marks not being registered under the company's name according to the United States Patent and Trademark Office.

Government Regulation, page 23

7. We reissue comment 15 of our letter dated September 28, 2011. Please revise this section to discuss the laws that may affect your relationship with possible distributors in the *specific* states you intend to target.

8. We note your discussion of sourcing and developing beers from Mexico and South America. Please revise throughout the prospectus to discuss this aspect of your business.

Plan of Operation, page 26

9. We note the first paragraph under the table on page 27. Please reconcile your discussion of Phases One and Two with your description of those phases in the table.

10. We note the statement in the second paragraph under the table on page 27 that you expect to "complete the product development within four (4) months from this offering." Please revise to clarify what you mean by "complete the product development." In this regard, we note that in your tabular disclosure you indicate a sixth month timeline for completing your product packaging and design.

Background of Officer and Director, page 30

11. We reissue comment 22 of our letter dated September 28, 2011. We are unable to locate a substantive response to our comment. Please revise to reconcile your disclosure of Mr. Manzo's titles in the table on page 30 with the first paragraph of this section.

12. We partially reissue comment 42 of our letter dated April 29, 2011. Please briefly describe the business history and activities of Aventura Equities, Inc. (formerly Winsted Holdings, Inc.) and describe its lapse in filing required reports with the Commission. Please advise whether the deficient reporting history represents a material risk to investors in the proposed offering. If yes, please add an appropriate risk factor.

13. Furthermore, we note your added disclosure that Mr. Manzo's experience "will ensure that Drewrys makes the required periodic and other reports . . . and remains compliant in all of its obligations under state and federal securities laws and regulations." Please revise to provide the basis for this statement. In this regard, we note that Aventura Equities, Inc. does not appear to have made required periodic and other reports during Mr. Manzo's tenure as an officer.

14. We reissue comment 24 of our letter dated September 28, 2011. Please advise us of the *past* relationship, if any, between Aventura Equities, Inc. and Aventura Beverages, Inc. We may have further comment.

Financial Statements, page 37

15. Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements in your next amendment.

Exhibits

16. We note that the text of Exhibit 10.3 appears to differ from the version filed with the last amendment to the registration statement. Please re-file the correct version of this exhibit as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Account, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director